Exhibit 4.1

DATED 11th September 2012

TEEKAY CORPORATION

as Vendor

and

TEEKAY OFFSHORE PARTNERS L.P.

as Purchaser

PURCHASE AGREEMENT

relating to

the sale and purchase of the entire ownership interests in

Voyageur L.L.C.

Contents

Clause	Name	Page
1	Definitions and Interpretation	3
2	Agreement For Sale	8
3	Consideration	8
4	Completion	9
5	Warranties	11
6	Remedies of the Purchaser	13
7	Implementation	16
8	Costs	16
9	Other Provisions	16
10	Notices	19
11	Governing Law and Jurisdiction	19
12	Termination	20

Schedule	Name	Page
1	Disclosure Schedule	21
2	The Interests Transfer Documents	24

3	Warranties and Representations	25

4	The Vessel	39

5	The Consideration Formula	40

Execution Page		41

DATED 11th September 2012

BETWEEN:

(1)	TEEKAY CORPORATION, a Marshall Islands company having a principal office at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM08, Bermuda (the “Vendor”)

(2)	TEEKAY OFFSHORE PARTNERS L.P., a Marshall Islands limited partnership having a principal office at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM08, Bermuda (the “Purchaser”)

BACKGROUND

(A)	The Vendor is the legal and beneficial owner of the Interests.

(B)	The Company shall, on the Closing Date, be the legal and beneficial owner of the Vessel and the Subsidiary’s Interests.

(C)	Pursuant to the Offer Letter, the Vendor has now elected to offer the Vessel for sale to the Purchaser, which will involve inter alia the sale of the Interests by the Vendor to the Purchaser.

(D)	The Purchaser has agreed to purchase the Interests from the Vendor subject to the terms and conditions of this Agreement.

OPERATIVE PROVISIONS

1	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement, including the Schedules and the recitals, unless the context requires otherwise:

“Asset Purchase Agreement” means the Asset Purchase Agreement (FPSO Sevan Voyageur) dated 29 November 2011 between the Borrower, the Company and Sevan Marine ASA regarding certain assets of the Borrower, pursuant to which the Vessel and the Interests shall be acquired by the Company.

“Borrower” means Sevan 300 Pte Ltd., a Singapore company having a principal office at 350 Orchard Road, #15-08 Shaw House, Singapore 238868.

“Business Day” means a day (other than a Saturday or Sunday) on which banks in New York are open for the transaction of normal banking business (other than solely for trading and settlement in Dollars) or, for the purposes of Clause 10 (Notices), a day on which banks are open for the transaction of normal banking business in the country of receipt of a notice.

“Business Information” means all information and records (in whatever form held and whether commercial, financial, technical or otherwise) relating to any Voyageur Group Company or the business or activities or affairs of any Voyageur Group Company, which can be reasonably considered to be confidential to the Voyageur Group Companies or any of them.

“Cash Consideration” means the cash consideration of US$250,000,000 as further described in Schedule 5.

“Charter” means the bareboat charter in respect of the Vessel dated 9 November 2010 between (i) the Subsidiary, (ii) the Charterer and (iii) E.ON Ruhrgas E&P GmbH, as amended.

“Charterer” means E.ON Ruhrgas UK E&P Limited, a company formed under the laws of England and Wales with a registered office at Davis House, 7th Floor, 129 Wilton Road, SW1V 1JZ London, England.

“Charter Guarantee” means the guarantee to be issued by the Vendor in favour of the Charterer and E.ON Ruhrgas E&P GmbH pursuant to the terms of the Voyageur Agreement as security for the obligations of the Company and the Subsidiary under, inter alia, the Charter.

“Claim” means a claim for breach of Warranty by the Purchaser against the Vendor.

“Closing” means completion of the sale and purchase of the Interests in accordance with Clause 4 (Completion).

“Closing Date” means the day on which Closing takes place, which shall be 15 November 2012 unless otherwise agreed in writing by the Purchaser and the Vendor.

“Company” means Voyageur L.L.C., a limited liability company formed under the laws of the Republic of the Marshall Islands with a registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

“Consideration” means the consideration payable by the Purchaser for the Interests as stated in Clause 3 (Consideration) and comprised of the Cash Consideration and the Equity Consideration.

“Consideration Formula” means the formula for the calculation of the Consideration as set out in Schedule 5 (The Consideration Formula).

“Covered Environmental Losses” means all environmental and toxic tort Losses and Expenses suffered or incurred by the Purchaser, the Purchaser Group Companies or any of the Voyageur Group Companies by reason of or arising out of:

(a)	any violation or correction of violation of Environmental Laws by the Vendor or the Vendor Group Companies; or

(b)	any event or condition associated with ownership or operation by the Vendor or the Vendor Group Companies of the Interests (including, without limitation, the presence of Hazardous Substances on, under, about or migrating to or from the Vessel or the disposal or release of Hazardous Substances generated by operation of the Vessel), including, without limitation:

(i)	the cost and expense of any investigation, assessment, evaluation, monitoring, containment, cleanup, repair, restoration, remediation or other corrective action required or necessary under Environmental Laws;

(ii)	the cost or expense of the preparation and implementation of any closure, remedial, corrective action or other plans required or necessary under Environmental Laws; and

(iii)	the cost and expense for any environmental or toxic tort pre-trial, trial or appellate legal or litigation support work,

but only to the extent that such violation complained of under (a), or such events or conditions included in (b), occurred before the Closing Date and, provided that, in no event shall Losses or Expenses to the extent arising from a change in any Environmental Law after the Closing Date be deemed “Covered Environmental Losses”.

“Disclosed” means fully, fairly and expressly disclosed by the Transaction Documents or the Disclosure Schedule and, for this purpose “fairly disclosed” means any information disclosed in such manner and in such detail or with sufficient explanation as to enable a reasonable purchaser to make an informed assessment or estimation of the matter concerned and its financial, operational or other consequences to the Voyageur Group Companies.

“Disclosure Schedule” means the Disclosure Schedule attached hereto at Schedule 1.

“Dollars” or “US$” means United States Dollars.

“Equity Offering” means an offering by the Purchaser after the date of this Agreement of common units of the Purchaser to investors for aggregate proceeds (after any underwriters’ discount, if applicable) equal to not less than US$160,000,000.

“Equity Consideration” means US$40,000,000 of common units of the Purchaser, valued at a price per unit equal to the price to the public of the units sold in the Equity Offering.

“Environmental Laws” means all federal, state, foreign and local laws, statutes, rules, regulations, orders, judgments and ordinances relating to protection of health and safety and the environment, each as amended up to and including the Closing Date.

“Facility” means the US$230,000,000 secured loan facility made available by ING Bank N.V. and others to the Borrower pursuant to the Facility Agreement.

“Facility Agreement” means the loan agreement dated 5 November 2010 (as amended and/or supplemented from time to time), and made between (i) the Borrower and (ii) ING Bank N.V. and other lenders pursuant to which ING Bank N.V. and other lenders have agreed to make the Facility available to the Borrower for the purposes stated in the Facility Agreement.

“Financing Arrangements” means the financing and related security arrangements in relation to the Borrower and the Vessel as contemplated by and created pursuant to the Facility Agreement.

“Guarantee” means the guarantee to be issued by the Vendor pursuant to the terms of the Voyageur Agreement in favour of ING Bank N.V. as security for the obligations of the Company under, inter alia, the Facility.

“Hazardous Substances” means:

(a)	substances which contain substances defined in or regulated under applicable Environmental Laws;

(b)	petroleum and petroleum products, including crude oil and any fractions thereof;

(c)	natural gas, synthetic gas and any mixtures thereof;

(d)	any substances with respect to which a federal, state, foreign or local agency requires environmental investigation, monitoring, reporting or remediation;

(e)	any hazardous waste or solid waste, within the meaning of any Environmental Law;

(f)	any solid, hazardous, dangerous or toxic chemical, material, waste or substance, within the meaning of and regulated by any Environmental Law;

(g)	any radioactive material; and

(h)	any asbestos-containing materials that represent a health hazard.

“Hummingbird Loan” means the US$200,000,000 secured loan made available by Deutsche Bank AG and others to Hummingbird L.L.C. and the Company (as joint and several borrowers) pursuant to a secured loan agreement dated 20 December 2011.

“Indebtedness” means any borrowings or other indebtedness whatsoever owed by the Voyageur Group Companies or any of them.

“Insolvency Event” means in relation to any of the Purchaser, the Vendor or the Voyageur Group Companies (as the context may require) that any of the following actions has occurred in relation to it:

(a)	an order has been made or an effective resolution passed or other proceedings or actions taken (including, without limitation, the presentation of a petition) with a view to its administration, bankruptcy, winding-up, liquidation or dissolution; or

(b)	it has had a receiver, administrative receiver, manager or administrator appointed over all or any substantial part of its undertaking or assets; or

(c)	any event has occurred or situation arisen in any jurisdiction that has a substantially similar effect to any of the foregoing.

“Interests” means 100% of the entire equity interests or share capital in the Company.

“Interests Transfer Documents” means those documents further described in Schedule 2 hereto.

“Losses and Expenses” means liabilities, losses, damages, claims, demands, awards and expenses (including, without limitation, legal costs) and includes, for the avoidance of doubt, any value added tax (VAT) (or similar tax) payable in relation to any such matter, circumstance or item (except to the extent that the party claiming Losses and Expenses obtains credit for such VAT as input tax).

“Offer Letter” means the letter dated 15 June 2012 by the Vendor addressed to Teekay Offshore GP LLC, in its capacity as general partner of the Purchaser.

“Post Completion Adjustment Statements” means the statements setting out and reconciling the cash on hand, accounts receivable and the accounts payable in respect of each of the Voyageur Group Companies as at the Closing Date.

“Purchaser Group Companies” means the Purchaser and any subsidiaries thereof.

“Relevant Documents” means those agreements, contracts, understandings and arrangements to which any of the Voyageur Group Companies is or will on or prior to the Closing Date be a party or to which any of the Interests, the Subsidiary’s Interests, the Vessel or any other assets of any of the Voyageur Group Companies are subject or by which they are bound which are material to any of the Voyageur Group Companies or their trading activities, set out in the Disclosure Schedule.

“Security Interest” means any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, encumbrance, assignment, right of set-off, trust arrangement, title retention or other security interest or other agreement or arrangement of any kind having the effect of conferring security.

“Specified Rate” is the rate of interest equal to yearly LIBOR from time to time plus 100 basis points.

“Subsidiary” means Sevan Production UK Limited, a company incorporated in Scotland having its registered office at 191 West George Street, Glasgow G2 2LD, Scotland.

“Subsidiary’s Interests” means 100% of the entire equity interests or share capital in the Subsidiary.

“Tax” or “Taxation” means any tax, duty, contribution, impost, levy or charge in the nature of tax, whether domestic or foreign, and any fine, penalty, surcharge or interest in relation thereto, including without limitation (and without prejudice to the foregoing) corporation tax, income tax (including tax failing to be deducted or withheld from or accounted for in respect of any payment), capital gains tax, value added tax, customs excise and import duties, stamp duty, stamp duty reserve tax, and any other payment whatsoever that any of the Voyageur Group Companies is or may be or become bound to make to any person and that is or purports to be in the nature of taxation or otherwise by reason of any taxation statutes.

“Taxation Authority” means any national, local municipal, governmental, state, federal or fiscal, revenue, customs or excise authority, body, agency or official anywhere in the world having, or purporting to have power or authority in relation to Tax.

“Transaction Documents” means this Agreement and the other documents delivered at Closing pursuant to Clause 4 (Completion).

“Vendor’s Account” means such account of the Vendor as the Vendor may specify to the Purchaser from time to time.

“Vendor Group Companies” means the Vendor and any subsidiary of the Vendor, from time to time (except, with effect from Closing, the Voyageur Group Companies and any Purchaser Group Companies).

“Vessel” means the FPSO unit “Voyageur Spirit” owned by Voyageur L.L.C., details of which are set out in Schedule 4 (The Vessel).

“Voyageur Agreement” means the Voyageur Agreement dated 16 April 2012, made between the Company, Teekay Corporation, ING Bank N.V., the Charterer, E.ON Exploration & Production GmbH, the Borrower, the Subsidiary and Sevan Marine ASA, pursuant to which, inter alia, ING Bank N.V. has agreed to the novation of the Facility from the Borrower to the Company.

“Voyageur Group Companies” means the Company and the Subsidiary and “Voyageur Group Company” means any one of them.

“Warranties” means the representations and warranties set out in Clause 5 (Warranties) and Schedule 3 (Warranties and Representations).

1.2	Interpretation

1.2.1	Reference to:

(a)	a person includes a legal or natural person, partnership, trust, company, government or local authority department or other body (whether corporate or unincorporated);

(b)	a statutory or regulatory body shall include its successors and any substituted body;

(c)	the singular includes the plural and vice versa; and

(d)	one gender includes all genders.

1.2.2	Unless otherwise stated, a reference to a Clause, sub-clause or Schedule is a reference to a Clause or sub-clause of, or Schedule to, this Agreement and a reference to this Agreement includes its Schedules.

1.2.3	Clause headings in this Agreement and in the Schedules are for ease of reference only and do not affect its construction.

1.2.4	In construing this Agreement the so-called eusdem generis rule does not apply and accordingly the interpretation of general words shall not be restricted by words indicating a particular class or particular examples.

2	AGREEMENT FOR SALE

2.1	Sale and purchase of Interests

Subject to the other provisions of this Agreement, the Vendor shall sell and transfer the Interests to the Purchaser and the Purchaser shall purchase and take transfer of the Interests on the Closing Date.

2.2	Absolute title to Interests; no Security Interest in Interests

The Vendor shall take all reasonable steps within its power and control to procure that the Purchaser will duly obtain absolute title to the entire legal and beneficial interest in the Interests, and all rights (whether in respect of distributions, voting or otherwise) that at the date of this Agreement or any later time are conferred on or by any of the Interests, free from any Security Interest other than Disclosed.

3	CONSIDERATION

3.1	Determination of the Consideration

The Consideration shall be determined in accordance with the Consideration Formula, and shall consist of the Cash Consideration and the Equity Consideration, as set forth therein.

3.2	Payment of Consideration

The Consideration shall be paid by the Purchaser on the Closing Date by way of electronic transfer of the Cash Consideration to the account of the Vendor and the delivery of the Equity Consideration to the account of the Vendor, as both accounts are specified by the Vendor in writing at least five (5) Business days before the Closing Date.

3.3	Vendor’s Undertakings

In addition to the transfer of the Interests to the Purchaser, the Vendor further undertakes as follows:

(a)	that on Closing, it shall procure that each of the Voyageur Group Companies shall have no net liabilities other than the liabilities Disclosed in the Disclosure Schedule; and

(b)	following the Closing Date and upon receiving any notices, correspondence, information or enquiries in relation to any of the Voyageur Group Companies, the Interests, the Vessel or the Transaction Documents, it shall forthwith pass copies thereof to the Purchaser and shall hold in trust for the relevant Voyageur Group Company and account forthwith for any monies received after the Closing Date on account of such Voyageur Group Company.

4	COMPLETION

4.1	Conditions to Closing

The closing obligations of the Vendor and the closing obligations of the Purchaser are both subject to prior fulfilment of the following conditions (and provision of relevant evidence as appropriate):

(a)	The Company shall have acquired the Vessel and the Interests pursuant to the terms of the Asset Purchase Agreement;

(b)	The Facility shall have been novated or otherwise transferred from the Borrower to the Company pursuant to the terms of the Voyageur Agreement and the amended Facility and the security documents relating thereto shall be on terms reasonably acceptable to the Purchaser and the Company;

(c)	ING Bank shall have agreed to increase the amount of the Facility Agreement from US$230 million to at least US$320 million, which funds shall have been drawn by the Company prior to or concurrent with the Closing;

(d)	There shall be no Security Interests over the Vessel other than pursuant to the Facility (as novated to the Company in accordance with the terms of the Voyageur Agreement) and the Company shall have ceased to be a borrower or obligor under the Hummingbird Loan; and

(e)	unless otherwise agreed by the Vendor and the Purchaser, the Vendor shall have been released as guarantor under the Guarantee and the Charter Guarantee; and

(f)	The Purchaser shall have completed the Public Offering.

4.2	Timing of Closing

Subject to the provisions of this Agreement, Closing shall be effected by the Vendor satisfying its obligations under Clause 4.3 (Vendor’s Closing obligations) and by the Purchaser satisfying its obligations under Clause 4.4 (Purchaser’s Closing obligations) and shall take place on the Closing Date.

4.3	Vendor’s Closing obligations

4.3.1	The Vendor shall deliver or procure that there are delivered to the Purchaser on or before the Closing Date (as the context may permit):

(a)	a duly executed transfer in respect of the Interests in favour of the Purchaser, or as it may direct;

(b)	the Interests Transfer Documents;

(c)	the certificate, if any, for the Interests and the Subsidiary’s Interests (or an indemnity in the approved form for any lost certificates);

(d)	certified copies of the minutes of a meeting of the directors of the Vendor (certified as at the date of Closing to be a certified copy of such resolutions in full force and effect and certifying that such resolutions have not been revoked), confirming, inter alia, that it has authorised the transfer of the Interests to the Purchaser;

(e)	where applicable, all statutory and minute books (in every case written up to, but not including, the Closing Date), common seals, certificates of formation and certificates of amendment (or equivalent), cheque books, bank mandates and other books and records (whether statutory, financial or otherwise) of the Voyageur Group Companies as applicable and all certificates and documents of title relating to any investments of any of the Voyageur Group Companies;

(f)	the original or certified true copies of the Transaction Documents;

(g)	the original or certified true copies of the Relevant Documents;

(h)	evidence satisfactory to the Purchaser that all amounts payable by any of the Voyageur Group Companies under any loan facilities made available by the Vendor (other than with respect to amounts Disclosed as liabilities in the Disclosure Schedule), any bank, financial institution, or any other person whether on the basis of any Security Interest provided by any of the Voyageur Group Companies, and whether in relation to the Vessel or otherwise, have been paid in full and all associated Security Interests (other than those identified in the Disclosure Schedule) reassigned to the relevant Voyageur Group Company or to the person giving the same;

(i)	evidence satisfactory to the Purchaser that the Company owns directly or indirectly the Subsidiary’s Interests;

(j)	the duly executed certificate of an officer of the Vendor dated on the Closing Date, in form reasonably acceptable to the Purchaser, certifying on behalf of the Vendor that each statement in Schedule 3 (Warranties and Representations) is (save as Disclosed in the Disclosure Schedule) at the Closing Date true, accurate and not misleading in any respect on the basis that a reference to the Closing Date were substituted for any express or implied reference to the date of this Agreement in that Schedule;

(k)	evidence satisfactory to the Purchaser that the Charterer has consented to the transfer of ownership of the Vessel and the Subsidiary to the Company and the subsequent transfer of ownership of the Company to the Purchaser and that any conditions relating thereto imposed by the Charterer have been satisfied;

(l)	evidence satisfactory to the Purchaser that ING Bank N.V. in its capacity as agent under the Facility Agreement (on behalf of the lenders) has consented to the transfer of ownership of the Subsidiary to the Company and the subsequent transfer of ownership of the Company to the Purchaser, and the increase to $320 million in the aggregate loan amount under the Facility Agreement and that such amendments as ING Bank N.V. deems necessary to the Financing Arrangements in connection thereto have been effected to ING Bank N.V.’s satisfaction; and

(m)	evidence satisfactory to the Purchaser that the benefit of any warranty rights granted to the Borrower pursuant to any construction or related agreements relating to the Voyageur FPSO have been validly assigned to the Company as such assignment is provided for under the Asset Purchase Agreement.

4.4	Purchaser’s Closing obligations

The Purchaser shall on Closing and subject to the transfer of the Interests:

(a)	deliver or procure that there is delivered to the Vendor a certified copy of the minutes of a meeting of the directors of its general partner, authorising the execution of this Agreement and any other Transaction Document that it is to execute pursuant to this Agreement; and

(b)	pay to the Vendor the Consideration in accordance with Clause 3.2 (Payment of Consideration).

4.5	Closing obligations not fulfilled

4.5.1	If either party fails, for any reason, to comply with any of its obligations under the foregoing provisions of this Clause 4 (Completion), the other party may, at its option:

(a)	by written notice to the first party defer the date for Closing by one or more periods that shall not exceed 20 (twenty) Business Days in aggregate in respect of either all of the parties’ obligations under the foregoing provisions of this Clause 4 (Completion) or such of those obligations that have not been complied with; or

(b)	proceed to Closing so far as practicable but without prejudice to the second party’s rights (whether under this Agreement or the general law) as regards the obligations with which the first party has not complied; or

(c)	waive all or any of the obligations in question of the first party; or

(d)	terminate this Agreement in accordance with the provisions of Clause 12 (Termination) below.

4.5.2	If Closing is deferred to another date in accordance with Clause 4.5.1(a), and Closing is effected, the provisions of this Agreement shall apply as if that other date were the Closing Date.

4.6	Post Completion Adjustment Statements

4.6.1	Within 30 Business Days after the Closing Date the Vendor shall procure the preparation of the Post Completion Adjustment Statements and shall send them to the Purchaser.

4.6.2	The Purchaser shall review the Post Completion Adjustment Statements and, on the date falling 15 Business Days after the date of the Post Completion Adjustment Statements, the Vendor or the Purchaser (as appropriate) shall pay any such additional payments as set out in the Post Completion Adjustment Statements to the other Party.

5	WARRANTIES

5.1	General

The Vendor represents, warrants and undertakes, subject to Clause 5.8 (Disclosure in Disclosure Schedule), that (i) each statement in Schedule 3 (Warranties and Representations), paragraph 3, is at the date of this Agreement true, accurate and not misleading in any respect, and (ii) each statement in Schedule 3 (Warranties and Representations) will (save as Disclosed in the Disclosure Schedule or in writing not later than the time of Closing) at the Closing Date be true, accurate and not misleading in any respect on the basis that a reference to the Closing Date were substituted for any express or implied reference to the date of this Agreement in that Schedule.

5.2	Claims

The Vendor hereby unconditionally and irrevocably covenants with the Purchaser that, subject always to the limitations set out in Clause 6 (Remedies of the Purchaser), it will indemnify the Purchaser and each of the Voyageur Group Companies against all Losses and Expenses that any of the Purchaser Group Companies or the Voyageur Group Companies may suffer or incur or pay in enforcing its rights in connection with any matter referred to in this Agreement or any of the Transaction Documents including, without limitation:

(a)	the disputing and/or settlement of any Claims and any steps taken to avoid and advice sought in connection with any actual, threatened or anticipated Claims;

(b)	any legal proceedings in which any of the Purchaser Group Companies or the Voyageur Group Companies makes a Claim; and

(c)	the enforcement of any such settlement or judgement.

5.3	Reliance on Warranties

The Vendor acknowledges that:

(a)	the Purchaser has been induced to enter and is entering into this Agreement and the other Transaction Documents on the basis of and in reliance upon the Warranties;

(b)	the Purchaser may rely on the Warranties to the exclusion of any other information, and that, with the exception of matters set forth in the Disclosure Schedule, the Purchaser’s rights in respect thereof will not be in any way impaired as a result of any other information being possessed by or available to any Purchaser Group Companies or any officer, employee, professional or financial adviser of, or person acting on behalf of, the Purchaser or any Purchaser Group Companies.

5.4	Warranties are separate and independent

Each Warranty shall be construed as a separate and independent warranty and, save as expressly provided otherwise, shall not be limited or restricted by reference to or inference from any other terms of this Agreement or any other Warranty.

5.5	Reduction in Consideration

Any payments made by the Vendor to the Purchaser in respect of Claims shall, to the extent lawfully possible, be treated by the parties as a reduction in the Consideration; provided, however, that this Clause 5.5 (Reduction in Consideration) shall not in any way limit or restrict the amount recoverable by the Purchaser or any other person under this agreement to the amount of the Consideration or any other amount (but this is without prejudice to the limitations set out in Clause 6 (Remedies of the Purchaser).

5.6	Awareness of Vendor and Ordinary Course of Business

Where any Warranty is qualified by reference to the awareness, knowledge, information or belief of the Vendor (or any similar expression), the Vendor shall be deemed to have such awareness, knowledge, information or belief as it would have after having made reasonable enquiry of the senior executive managers and officers of the Vendor. In relation to each of the Warranties concerning the assets, liabilities, Transaction Documents, Relevant Documents, Vessel or results of any of the Voyageur Group Companies, such Warranties shall be deemed to be qualified by reference to exclude any matters (whether or not Disclosed) arising in the ordinary and normal course of trading since the date of this Agreement.

5.7	Provision of information

The Vendor undertakes promptly to provide the Purchaser with any information that the Purchaser may by written notice request in relation to:

(a)	any of the Warranties or any statement of fact contained elsewhere in this Agreement, any Relevant Document or any Transaction Document; or

(b)	the Disclosure Schedule or any other disclosure made or information provided (or purportedly made or provided) under this Clause 5.7 (Provision of information); or

(c)	any matter or question connected with or arising out of any of the foregoing,

but this only applies to information that is (either at the date of the Agreement or at the date of the request) in the possession of the Vendor or that the Vendor or any of its professional advisers can reasonably be expected to obtain and present without undue efforts.

5.8	Disclosure in Disclosure Schedule

The Vendor shall not have any liability in respect of any Claim if and to the extent that any fact, matter or circumstance that causes any of the Warranties to be breached or that might result in a Claim or possible Claim has been Disclosed in the Disclosure Schedule or otherwise in any of the Transaction Documents or Relevant Documents. The parties agree that the Disclosure made by the documents listed in the Disclosure Schedule constitutes full, fair and express disclosure of the facts, matters, transactions, rights, obligations, assets, liabilities, arrangements, relationships and scope of information to which those documents relate.

5.9	Notification of potential Claims before Closing

If, at any time before Closing, the Vendor becomes aware of any Claim or any matter that could reasonably be expected to cause a Claim to arise or any matter that at Closing would constitute a Claim or could reasonably be expected to cause a Claim to arise, it shall forthwith disclose the same in writing to the Purchaser.

5.10	Organisation and good standing

Each party represents to the other party that it is duly formed, organised and validly existing and in good standing under the laws of its jurisdiction of incorporation.

5.11	Due authorisation

Each party represents to the other party that it has all necessary power, authority and capacity to enter into this Agreement and to perform its obligations under this Agreement and the execution of this Agreement has been duly authorised by all necessary action on its part.

5.12	No Impediments

To the best knowledge of each party after making such diligent inquiry as may be reasonable under the circumstances, neither party has any knowledge of any impediment that might impact the sale and purchase of the Interests as contemplated by this Agreement.

6	REMEDIES OF THE PURCHASER

6.1	Survival

Subject to the limitations and other provisions of this Agreement and the Transaction Documents, the representations and warranties of the Vendor contained in this Agreement (including the Schedules hereto), the Disclosure Schedule and the Relevant Documents shall survive the Closing and remain in full force and effect for a period of 12 months after the Closing Date; provided, however, that the Warranties in paragraph 1(b), paragraph 1(c), paragraph 11 (Taxation) and paragraph 12(a) of Schedule 3 (Warranties and Representations) to this Agreement shall survive until, and shall terminate upon, the date of expiration of the applicable statute of limitations with respect to the liability in question. The covenants and agreements of the Vendor contained in this Agreement and the Transaction Documents that by their terms extend beyond the Closing Date shall not terminate until all obligations with respect thereto have been performed or satisfied or shall have expired or been terminated in accordance with their terms.

6.2	Indemnification by the Vendor

6.2.1	The Vendor agrees, subject to the other terms and conditions of this Agreement and the Transaction Documents, to indemnify each of the Purchaser, the Purchaser Group Companies and the Voyageur Group Companies against and hold them harmless from any and all:

(a)	Losses and Expenses to the Purchaser, any Purchaser Group Companies or any Voyageur Group Company arising out of or related to the breach of any representation, warranty, covenant or agreement of the Vendor in this Agreement (including the Schedules hereto), the Disclosure Schedule and the Transaction Documents, to the extent the Vendor is notified by the Purchaser of such Losses or Expenses prior to expiration of the applicable survival period set forth in Clause 6.1 (Survival);

(b)	Covered Environmental Losses relating to the Interests to the extent that the Vendor is notified by the Purchaser of any such Covered Environmental Losses within five (5) years after the Closing Date;

(c)	Losses and Expenses to the Purchaser, the Purchaser Group Companies or any of the Voyageur Group Companies arising from:

(i)	the failure of the Purchaser Group Companies, immediately after the Closing Date, to be the owner of such ownership interests in and to the Interests as are necessary to enable the Purchaser Group Companies to own and operate the Interests in substantially the same manner that the Interests were owned and operated by the Vendor Group Companies immediately prior to the Closing Date; or

(ii)	the failure of the Purchaser Group Companies to have on the Closing Date any consent or governmental permit necessary to allow the Purchaser Group Companies to own or operate the Interests in substantially the same manner that the Interests were owned and operated by the Vendor Group Companies immediately prior to the Closing Date, in each of Clause 6.2.1(c)(i) and Clause 6.2.1(c)(ii), to the extent that the Vendor is notified by the Purchaser of such Losses or Expenses within three (3) years after the Closing Date; and

(d)	all federal, state, foreign and local income tax liabilities attributable to the operation of the Interests prior to the Closing Date.

6.2.2	The aggregate liability of the Vendor under Clause 6.2.1 shall not exceed $10 million. Furthermore, no claim may be made against the Vendor for indemnification pursuant to Clause 6.2.1 unless the aggregate dollar amount of all claims for indemnification pursuant to such Clause shall exceed $500,000, in which case the Vendor shall be liable for claims for indemnification only to the extent such aggregate amount exceeds $500,000.

6.3	General Provisions

6.3.1	The Purchaser agrees that within a reasonable period of time after it becomes aware of facts giving rise to a claim for indemnification pursuant to Clause 6.2 (Indemnification by the Vendor), it will provide notice thereof in writing to the Vendor specifying the nature of and specific basis for such claim.

6.3.2	The Vendor shall have the right to control all aspects of the defence of (and any counterclaims with respect to) any claims brought against the Purchaser or any of the Purchaser Group Companies or the Voyageur Group Companies that are covered by the indemnification set forth in Clause 6.2 (Indemnification by the Vendor), including, without limitation, the selection of counsel, determination of whether to appeal any decision of any court and the settling of any such matter or any issues relating thereto; provided, however, that no such settlement shall be entered into without the consent (which consent shall not be unreasonably withheld) of the Purchaser (with the concurrence of the conflicts committee of the Purchaser) unless it includes a full release of the Purchaser, the Purchaser Group Companies and the Voyageur Group Companies from such matter or issues, as the case may be.

6.3.3	The Purchaser agrees to cooperate fully with the Vendor with respect to all aspects of the defence of any claims covered by the indemnification set forth in Clause 6.2 (Indemnification by the Vendor), including, without limitation, the prompt furnishing to the Vendor of any correspondence or other notice relating thereto that the Purchaser, any Purchaser Group Companies or any Voyageur Group Company may receive, permitting the names of such parties to be utilized in connection with such defence, the making available to the Vendor of any files, records or other information of such parties that the Vendor considers relevant to such defence and the making available to the Vendor of any employees of the Purchaser, the Purchaser Group Companies or the Voyageur Group Companies; provided, however, that in connection therewith the Vendor agrees to use reasonable efforts to minimize the impact thereof on the operations of such parties and further agrees to maintain the confidentiality of all files, records and other information furnished by any such party pursuant to this Clause 6.3 (General Provisions). In no event shall the obligation of the Purchaser to cooperate with the Vendor as set forth in the immediately preceding sentence be construed as imposing upon the Purchaser an obligation to hire and pay for counsel in connection with the defence of any claims covered by the indemnification set forth in this Clause 6 (Remedies of the Purchaser); provided, however, that the Purchaser may, at its own option, cost and expense, hire and pay for counsel in connection with any such defence. The Vendor agrees to keep any such counsel hired by the Purchaser reasonably informed as to the status of any such defence (including providing such counsel with such information related to any such defence as such counsel may reasonably request) but the Vendor shall have the right to retain sole control over such defence.

6.3.4	In determining the amount of any Losses or Expenses for which the Purchaser, the Purchaser Group Companies or the Voyageur Group Companies is entitled to indemnification under this Agreement, the gross amount of the indemnification will be reduced by (i) any insurance proceeds realized by such parties, and such correlative insurance benefit shall be net of any incremental insurance premium that becomes due and payable by such parties as a result of such claim, and (ii) all amounts recovered by such parties under contractual indemnities from third persons. The Purchaser hereby agrees to use commercially reasonable efforts to realize any applicable insurance proceeds or amounts recoverable under such contractual indemnities; provided, however, that the costs and expenses (including, without limitation, court costs and reasonable attorneys’ fees) of the Purchaser, the Purchaser Group Companies or the Voyageur Group Companies in connection with such efforts shall be promptly reimbursed by the Vendor in advance of any determination of whether such insurance proceeds or other amounts will be recoverable.

6.3.5	The Purchaser hereby acknowledges and agrees that its sole and exclusive remedy with respect to any and all claims relating to the subject matter of this Agreement and the other Transaction Documents shall be pursuant to the indemnification provisions set forth in Clause 5.2 and this Clause 6 (Remedies of the Purchaser). In furtherance of the foregoing, the Purchaser hereby waives, to the fullest extent permitted under applicable law, any and all rights, claims and causes of action it may have against the Vendor and the Vendor Group Companies arising under or based upon any federal, state, foreign or local statute, law, ordinance, rule or regulation (including, without limitation, any such rights, claims or causes of action arising under or based upon common law or otherwise).

7	IMPLEMENTATION

7.1	Further assurances

The Vendor shall (and shall procure that any other relevant person shall) execute any deeds or documents and exercise or waive any rights and generally take any action, including passing (or procuring that there is passed) any resolution of the Vendor or (whilst the Vendor remains the registered owner) any of the Voyageur Group Companies that the Purchaser may reasonably require, which may be necessary for this Agreement and the other Transaction Documents to be carried into effect.

8	COSTS

8.1	Responsibility for costs

Except where expressly provided otherwise, each party shall pay its own costs connected with the negotiation, preparation, execution and implementation of this Agreement and the other Transaction Documents and any matters connected therewith and investigating the affairs of the Voyageur Group Companies.

9	OTHER PROVISIONS

9.1	Entire agreement

This Agreement together with the other Transaction Documents constitutes the entire agreement between the parties regarding the sale and purchase of the Interests and related matters and supersedes any prior drafts, agreements, undertakings, representations, warranties and arrangements of any kind, whether or not in writing, regarding the same, all of which are hereby terminated and shall cease to have effect in all respects, this Agreement and the parties confirm that there are no collateral or supplemental agreements relating to the other Transaction Documents, except as expressly set forth herein or therein.

9.2	Assignment

9.2.1	This Agreement shall be binding on and enure for the benefit of each party’s successors and permitted assigns. Save as provided in Clause 9.2.2, no party shall, without the prior written consent of the other party, assign, transfer, charge or deal in any other manner with this Agreement or any of its rights (whether to damages or otherwise) or obligations arising under or in connection with the Agreement, or purport to do any of the same, nor sub-contract any or all of its obligations under this Agreement, and any such assignment, transfer, charge or dealing shall be void for all purposes.

9.2.2	The Purchaser may assign all or any part of its rights and benefits under this Agreement to any Purchaser Group Companies.

9.2.3	Subject to and upon any succession or assignment permitted by this Agreement, any such successor or assignee shall in its own right be able to enforce any term of this Agreement in accordance with the terms of this Agreement as if it were a party, but until such time shall have no rights whether as a third party or otherwise. The Vendor shall have no greater liabilities towards any successor or assignee of the Purchaser than it would have had to the Purchaser had the Purchaser remained fully and solely entitled under this Agreement.

9.3	Right of set-off, deductions and withholdings and Tax on payments

9.3.1	The Purchaser shall not be entitled to set off against the Consideration any sums owing to it by the Vendor.

9.3.2	If any deduction or withholding is required by law to be made from any payment from one party to another party under this Agreement or any other Transaction Document, the party making the payment shall increase the amount thereof so as to ensure that the recipient receives and is able to retain that amount that it would have received and retained had the payment not been the subject matter of such deduction or withholding provided always that if the recipient is entitled to a credit or some other benefit as a consequence of the payment to it being the subject matter of a deduction or withholding it shall use its reasonable endeavours to utilise the credit (whether by set off, or by claiming a repayment in respect thereof, or otherwise) or benefit so arising and in the event that it is able so to do it shall repay to the party who made the payment an amount equal to the credit or benefit so utilised, provided always that this Clause is without prejudice to the limitations on the Vendor’s liabilities as set out in Clause 6 (Remedies of the Purchaser). For the avoidance of doubt, this Clause 9.3.2 shall not impose upon the recipient of the payment any obligation to utilise any credit or benefit in priority to any other economic credit or benefit available to it or to pay to the party making the payment an amount greater than that by which the original payment was increased under this Clause 9.3 (Right of set-off, deductions and withholdings and Tax on payments).

9.3.3	If any payment from the Vendor to the Purchaser under this Agreement or any other Transaction Document is liable to Tax in the hands of the Purchaser, the Vendor shall increase the payment by such an amount as will ensure that the Purchaser is able to receive and retain, after paying Tax in respect of its receipt, an amount equal to that which would otherwise have been paid to it had the receipt not been subject to Tax in its hands, provided always that this Clause is without prejudice to the limitations on the Vendor’s liabilities as set out in Clause 6 (Remedies of the Purchaser). The parties shall agree to the amount of any increase in a relevant payment to give effect to this Clause 9.3 (Right of set-off, deductions and withholdings and Tax on payments). In the event that the parties are not able to agree the amount of any increase, the amount thereof shall be certified by the Purchaser’s auditors acting as experts whose decision in respect thereof shall be binding on the relevant parties except in the case of manifest error.

9.4	Waivers, rights and remedies

9.4.1	No failure or delay on the part of either party to this Agreement in exercising any right or remedy provided by law or under this Agreement shall impair such right or remedy or operate as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude or restrict any other or further exercise of it or the exercise of any other right or remedy.

9.4.2	A waiver by either party under this Agreement of a breach of or default under this Agreement or under any other Transaction Document shall not constitute a waiver of any other breach or default, shall not affect the other terms of this Agreement or any other Transaction Document or the rights of any other person thereto and shall not prevent the Purchaser from subsequently requiring compliance with the waived obligation.

9.4.3	Any waiver (in whole or in part) of any right or remedy under this Agreement must be set out in writing, signed by or on behalf of the person granting the waiver and may be given subject to any conditions thought fit by the grantor and, unless otherwise expressly stated, any waiver shall be effective only in the instance and only for the purpose for, and in favour of the person to, which it is given.

9.4.4	Unless specifically provided in this Agreement or otherwise, the rights and remedies of the Purchaser and the Vendor under or pursuant to any other Transaction Document are cumulative, may be exercised as often as the Purchaser or the Vendor, as applicable considers appropriate and are in addition to its rights and remedies under the general law.

9.5	Variations

No variation of this Agreement or any other Transaction Document shall be valid unless it is agreed in writing and signed by or on behalf of each of the parties thereto.

9.6	Effect of Closing

This Agreement (other than obligations that have already been fully performed) remains in full force after Closing.

9.7	Provisions of Agreement severable

If any provisions of this Agreement or any other Transaction Document is, or becomes, invalid, unenforceable or illegal, in whole or in part, under the laws of any jurisdiction, such term or provision or part shall to that extent be deemed not to form part of this Agreement or the relevant Transaction Document (as the case may be), but the validity, enforceability or legality of the remaining provisions of this Agreement or the relevant Transaction Document shall not be impaired.

9.8	Interest for late payment

Any sum owing by either party under this Agreement or any other Transaction Document shall carry interest from (and excluding) the date on which it is payable until (and including) the date of actual payment at the Specified Rate. Such interest will be compounded semi-annually and be payable after as well as before any judgment.

9.9	Counterparts

This Agreement and each of the other Transaction Documents may be entered into in any number of counterparts and by the parties thereto on separate counterparts, each of which when so executed and delivered shall be an original but each such document shall not be effective until each party thereto has executed at least one counterpart, but all the counterparts for document shall together constitute one and the same instrument.

9.10	Third party rights

This Agreement and the other Transaction Documents are made for the benefit of the respective parties hereto and thereto and their successors and permitted assigns only and are not intended to benefit, and no term thereof shall be enforceable by, any other person by virtue of the Contracts (Rights of Third Parties) Act 1999.

10	NOTICES

10.1	General

Any notice under or in connection with this Agreement shall be in writing and may be delivered by hand or fax to the address of the relevant party that is set out below or to such other address as that party may have notified in writing from time to time to the party serving the notice, which notice so served by fax shall be deemed to have been received at the time of despatch:

(a) the Vendor

Name:	Teekay Corporation

Address:	Suite No. 1778,
48 Par-la- Ville Road,
Hamilton, HM 11 Bermuda

Fax Number:	+011 441 292 3931

marked for the attention of the Corporate Secretary

(b) the Purchaser

Name:	Teekay Offshore Partners L.P.

Address:	Suite No. 1778,
48 Par-la-Ville Road,
Hamilton, HM 11 Bermuda

Fax Number:	+011 441 292 3931

marked for the attention of the Corporate Secretary

11	GOVERNING LAW AND JURISDICTION

11.1	English law

This Agreement is governed by, and shall be construed in accordance with, English law.

11.2	Arbitration

11.2.1	Any dispute arising out of this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 and any statutory re-enactment or modification thereof before a sole arbitrator agreed by the parties or failing agreement within 7 days of receipt by one party of a notice (the “First Notice”) from the other proposing an arbitrator, a tribunal of three arbitrators comprising:

(a)	the arbitrator proposed in the First Notice;

(b)	an arbitrator appointed by the party that received the First Notice; and

(c)	an arbitrator, who shall be the chairman, appointed by the two arbitrators referred to in Clause 11.2.1(a) and Clause 11.2.1(b).

11.2.2	If the party receiving the First Notice does not within 14 days of receipt thereof notify the other party of its appointed arbitrator, the arbitrator referred to in Clause 11.2.1(a) shall be deemed appointed as sole arbitrator.

11.2.3	Once appointed in relation to a dispute, a sole arbitrator or tribunal shall resolve all other disputes between the parties in relation to this Agreement, subject to the availability of the arbitrator(s).

12	TERMINATION

12.1	Termination

This Agreement may be terminated upon written notice given at any time before the Closing:

(a)	by the mutual written consent of Vendor and Purchaser;

(b)	by the Vendor, in the event of a material breach by the Purchaser of any representation, Warranty, covenant or agreement of the Purchaser contained herein that has not been cured or is not curable by the Closing Date; or

(c)	by the Purchaser, in the event of a material breach by the Vendor of any representation, Warranty, covenant or agreement of the Vendor contained herein that has not been cured or is not curable by the Closing Date.

12.2	Effect of Termination

In the event of the termination of this Agreement pursuant to Clause 12.1 (Termination), the parties shall be relieved of their obligations under this Agreement, save that Clause 1 (Definitions and Interpretation) and Clause 10 (Notices) to Clause 11 (Governing Law and Jurisdiction) shall continue in full force and effect, and neither party shall have any claims against the other party in connection with this Agreement except in respect of any accrued rights or obligations arising under this Agreement before termination or in connection with any antecedent breach by any party of any provision of this Agreement or any breach by any party of any continuing provision of this Agreement.

In witness whereof this Agreement has been executed by or on behalf of the parties the day and year first above written.

Schedule 1

Disclosure Schedule

A. Voyageur L.L.C.

1	Finance Documents

	Document	Parties	Date
1.	Voyageur Agreement, pursuant to which certain amendments shall be made to the Bareboat Charter Contract, the Service Agreement, the Facility Agreement and the Relevant Documents (as defined therein) and the Relevant Documents (as defined therein) shall be novated from the Borrower to the Company.	(1) Voyageur L.L.C. (2) Teekay Corporation (as Teekay Guarantor) (3) Sevan 300 Pte Ltd. (as Borrower) (4) Sevan Production UK Limited (as Bareboat Charterer) (5) Sevan Marine ASA (as Sponsor) (6) ING Bank N.V. (as Global Security Trustee, Facility Security Trustee, Facility Agent and Account Bank (5) E.ON E&P UK Limited (as Step-in Lender, Step-in Additional Lender, Charterer, and Step-in Party) (6) E.ON Exploration & Production GmbH (as Secondary Obligor)	16.04.2012

2.	Facility Agreement as amended by the Voyageur Agreement	(1) Voyageur L.L.C. (as novated or to be novated from Sevan 300 Pte Ltd.) (as Borrower) [(2) ING BanK N.V. and others (as Lenders) (3) ING BanK N.V. (as Issuer) (4) ING BanK N.V. (as Swap Provider) (5) ING BanK N.V. (as Agent)]	05.11.2010

2	Vessel Documents

2.1	Bimco “Barecon 2001” Bareboat Charter Party dated 5 November 2010 made between (i) Voyageur L.L.C. (as novated or to be novated from Sevan 300 Pte Ltd.) and (ii) Sevan Production UK Ltd.;

2.2	BMA Certificate of Registry.

2.3	BMA Ship Radio Communication Licence.

2.4	BMA Minimum Safe Manning Document.

3	Insurance Documents

3.1	Hull and Machinery (H&M) Policy

3.2	War Policy

3.3	Protection and Indemnity (P&I) Policy

4	Other Documents

4.1	Over-Arching Agreement dated 9 November 2010 made between (i) E.ON Ruhrgas UK E&P Limited, (ii) Sevan Production UK Limited, (iii) E.ON Ruhrgas E&P GmbH and (iv) Voyageur L.L.C. (as novated or to be novated from Sevan 300 Pte Ltd.), as amended by the Voyageur Agreement.

4.2	Technology License Agreement dated November 29, 2011 between Voyageur L.L.C. and Sevan Marine ASA.

B. Sevan Production UK Ltd.

1. Finance Documents

N.A.

2. Vessel Documents

2.1	Bimco “Barecon 2001” Bareboat Charter Party dated 5 November 2010 made between (i) Voyageur L.L.C. (as novated from Sevan 300 Pte Ltd.) and (ii) Sevan Production UK Ltd.

2.2	Sub-Bareboat Charter Party Contract dated 9 November 2010 between E.ON Ruhrgas UK E&P Limited, E.ON Ruhrgas E&P GmbH and Sevan Production UK Ltd., as amended by the Voyageur Agreement.

2.3	Services Agreement dated 9 November 2010 between Sevan Production UK Ltd., E.ON Ruhrgas UK E&P GmbH and E.ON Ruhrgas E&P GmbH (as amended by the Voyageur Agreement).

2.4	Voyageur Agreement dated 16 April 2012, pursuant to which certain amendments will be made to the Bareboat Charter Contract, the Service Agreement, the Facility Agreement and the Relevant Documents (as defined therein).

2.5	Services Sub-Contract dated 9 November 2010 between Sevan Production UK Limited and Wood Group Engineering (North Sea) Limited.

2.6	Deed of Guarantee dated 11 November 2010 between Wood Group Engineering & Operations Support Limited (as guarantor) and Sevan Production UK Limited (as beneficiary).

3.	Other Documents

3.1	Over-Arching Agreement dated 9 November 2010 made between (i) E.ON Ruhrgas UK E&P Limited, (ii) Sevan Production UK Limited, (iii) E.ON Ruhrgas E&P GmbH and (iv) Voyageur L.L.C. (as novated from Sevan 300 Pte Ltd.), as amended by the Voyageur Agreement.

Schedule 2 : The Interests Transfer Documents

Schedule 2

The Interests Transfer Documents

Certificate of Limited Liability Interest of Voyageur L.L.C., signed by its member, Teekay Corporation and duly endorsed by the Vendor and/or the applicable Vendor Group Company for transfer to the Purchaser.

Schedule 3 : Warranties and Representations as of the Closing Date

Schedule 3

Warranties and Representations as of the Closing Date

Restart Numbering Applied

1	The Company and the Interests; and the Subsidiary and the Subsidiary’s Interests

(a)	Information

The Company is duly formed and validly existing under the laws of The Republic of the Marshall Islands. The Subsidiary. is duly formed and vailidly existing under the laws of Scotland. Each of the Voyageur Group Companies has the requisite power and authority to own and operate its properties and assets and to carry on its business.

(b)	Title to Interests; Title to Subsidiary’s Interests

The Interests constitute 100% of the issued capital of the Company, the Vendor is the sole legal and beneficial owner of the Interests, and no claim has been made by any person to be entitled to any of them. The Interests have been duly authorized, properly allotted and validly issued and are fully paid, or credited as fully paid, and non-assessable. Save as Disclosed there is no Security Interest, option, conversion right, right to acquire, or other adverse interest, right, equity, claim or potential claim of any description on or over or affecting any of the Interests nor are there any agreements, arrangements or commitments to give or create any such Security Interest, right or claim, and no claim has been made by any person to be entitled to any.

The Subsidiary’s Interests constitute 100% of the issued capital of the Subdiary. The Company is the sole legal and beneficial owner of the Subsidiary. The Subsidiary’s Interests have been duly authorized, properly allotted and validly issued and are fully paid, or credited as fully paid, and non-assessable. Save as Disclosed there is no Security Interest, option, conversion right, right to acquire, or other adverse interest, right, equity, claim or potential claim of any description on or over or affecting any of the Subsidiary’s Interests nor are there any agreements, arrangements or commitments to give or create any such Security Interest, right or claim, and no claim has been made by any person to be entitled to any.

(c)	No arrangements relating to share capital

None of the Voyageur Group Companies have created or issued any shares or equity interests (other than the Interests and the Subsidiary’s Interests). There is no agreement, arrangement, obligation or commitment (including an option or right of pre-emption or conversion) requiring or granting any person the right to require the creation, allotment, issue, transfer, redemption or repayment of, or creating or requiring the creation of any Security Interest over, or requiring the grant to a person of the right (conditional or not) to require the allotment, issue, transfer, redemption or repayment of, any shares, equity or loan capital in any of the Voyageur Group Companies (or any unissued shares, equity capital, loan capital or other securities of any of the Voyageur Group Companies) now or at any time in the future, and none of the Voyageur Group Companies has agreed to do or enter into any of the foregoing and no person has made any claim to be entitled to any of the foregoing.

Schedule 3 : Warranties and Representations as of the Closing Date

(d)	No capital reorganisations

Neither the Company nor the Subsidiary has since its incorporation or formation:

(i)	made any issue of securities by way of capitalisation of profits or reserves (including share premium account and capital redemption reserve); or

(ii)	repaid, purchased or redeemed any shares of any class of its share capital or otherwise reduced its share capital or any class of it;

or agreed to do any of the foregoing (whether at the option of any other person or otherwise).

(e)	No agreement/arrangement

Save as Disclosed, neither the Vendor nor the Company nor the Subsidiary are party to any agreement or arrangement concerning:

(i)	the transfer or disposal of the Interests or the Subsidiary’s Interests or any interest therein or any restriction thereon or obligation relating thereto;

(ii)	the exercise of votes at meetings of the board of the Company or the Subsidiary (if any) or of the holders of any class of Interests or Subsidiary’s Interests; or

(iii)	the right to appoint or remove any directors or officers of the Company or the Subsidiary (where applicable).

(f)	No Security Interest over assets

Save as Disclosed, there is no Security Interest (other than liens arising in the usual course of business consistent with past practices) affecting the whole or any material part of the assets of any of the Voyageur Group Companies.

2	The Vendor

(a)	Capacity of Vendor

As regards the Vendor:

(i)	it has the requisite power and authority to enter into this Agreement and the Transaction Documents to which it is a party and perform all its obligations thereunder;

(ii)	this Agreement and the Transaction Documents to which it is a party constitute (or will constitute when executed) its legal, valid and binding obligations enforceable against it in accordance with their terms;

(iii)	it has the power and authority to absolutely and unconditionally sell and transfer the full legal and beneficial ownership in the Interests registered in its name to the Purchaser on the terms set out in this Agreement;

(iv)	the execution and delivery of this Agreement and the Transaction Documents and performance by it of the obligations thereunder do not and will not result in a breach of, or constitute any default under, any law or regulation, any order, judgement or decree by any court or governmental agency to which it is a party or by which it is bound, its Articles of Incorporation and Bylaws or any agreement to which it is a party;

Schedule 3 : Warranties and Representations as of the Closing Date

(v)	all consents, licences, approvals and authorisations required by it in connection with this Agreement and the Transaction Documents to which it is a party and the transactions contemplated thereby have been obtained and are in full force and effect;

(vi)	no action, suit, proceeding, litigation or dispute against it or any Vendor Group Companies is presently taking place or pending or, to its knowledge, threatened that would or might reasonably be expected to inhibit its ability to perform its obligations under this Agreement and the Transaction Documents to which it is a party or that could materially and adversely affect the Interests; and

(vii)	in so far as it is a body corporate:

(A)	it is a body corporate duly incorporated and validly existing under the laws of the jurisdiction in which it is incorporated;

(B)	no Insolvency Event has occurred in relation to it and no events or circumstances have arisen that entitle or could entitle any person to take any action, appoint any person, commence proceedings or obtain any order instigating an Insolvency Event.

(b)	Vendor/Company relationship

Save as Disclosed, neither the Vendor, nor any Vendor Group Companies:

(i)	owe any indebtedness or other liability and which in aggregate exceeds $100,000 to the Voyageur Group Companies whether actually or contingently, whether solely or jointly with any other person and whether as principal or surety, and there is no such indebtedness or liability and which in aggregate exceeds $100,000 due or owing by the Voyageur Group Companies to the Vendor, or any Vendor Group Companies and there is no guarantee or Security Interest in respect of any such indebtedness or liability outstanding;

(ii)	are party to any agreement, arrangement or understanding, other than this Agreement and the Transaction Documents, with any of the Voyageur Group Companies or relating to any of the Voyageur Group Companies or the Interests or the Subsidiary’s Interests in which the Vendor, any Vendor Group Companies is or has been interested, whether directly or indirectly, and there is no agreement, arrangement or understanding to which any of the Voyageur Group Companies is a party and in which the Vendor, or any Vendor Group Companies has or has had an interest, whether directly or indirectly; or

(iii)	is entitled to a claim of any nature against any of the Voyageur Group Companies, or which individually does not exceed $100,000, or has assigned to any person the benefit of a claim against any of the Voyageur Group Companies to which it would otherwise be entitled.

3	Agreements

(a)	Disclosure of Relevant Documents

Complete and accurate copies of all Relevant Documents (including all amendments and supplemental agreements relating thereto) have been provided to the Purchaser and all Relevant Documents are set out in the Disclosure Schedule.

Schedule 3 : Warranties and Representations as of the Closing Date

(b)	Enforceability of and compliance with agreements

In relation to each Relevant Document:

(i)	the Vendor has no reason to believe that any of the Voyageur Group Companies will be unable to complete and fulfil each of the Relevant Documents by the due date and in accordance with its terms;

(ii)	the Voyageur Group Companies are in the possession or in the control of each Relevant Document;

(iii)	so far as the Vendor is aware, there are no written or oral agreements that derogate from the obligations of any person other than the Voyageur Group Companies or increase the obligations of any of the Voyageur Group Companies under the Relevant Documents;

(iv)	each Relevant Document has been validly executed, is valid and subsisting, has not been terminated and is fully enforceable against the relevant Voyageur Group Company and, to the Vendor’s knowledge, the other parties to such agreement in accordance with its terms;

(v)	none of such Relevant Documents is subject to a Security Interest granted or created by any of the Voyageur Group Companies or the Vendor Group Companies other than under the terms of the Relevant Document;

(vi)	to the Vendor’s knowledge, there is no and has not been, at any time, any breach of, or any default in the performance of, the terms of any such Relevant Documents by any person other than the Voyageur Group Companies nor are there any circumstances likely to give rise to such breach or default. None of the Voyageur Group Companies have granted any time or indulgence, or waived any right, in relation to any Relevant Document and, in particular, but without prejudice to the generality of the foregoing, all amounts due and payable under such agreements have been duly paid in full on, or within a reasonable period of, the due date for payment of the same;

(vii)	so far as the Vendor is aware, each of the Voyageur Group Companies has fulfilled all of its obligations and performed and observed all warranties, undertakings, covenants and agreements on its part to be fulfilled, performed and observed under each Relevant Document;

(viii)	no notice of any intention to terminate, repudiate, rescind, modify or disclaim any provision of any Relevant Document has been given by any of the Voyageur Group Companies or, so far as the Vendor is aware, received from a person by any of the Voyageur Group Companies in respect of any Relevant Document;

(ix)	so far as the Vendor is aware, each of the Voyageur Group Companies has paid all Taxes, duties, imposts and other charges payable in respect of the Relevant Documents so far as such Taxes, duties, imposts and other charges fall upon the relevant Voyageur Group Company and have become due and payable;

(x)	all necessary licences, approvals and consents required by the relevant Voyageur Group Company prior to the entry into of each of the Relevant Documents and for their continuation were duly obtained and are subsisting and, to the Vendor’s knowledge, no circumstances have arisen that may lead to withdrawal or failure to renew, if applicable, of any such licence, approval or consent;

Schedule 3 : Warranties and Representations as of the Closing Date

(xi)	there are no disputes or outstanding claims pending or, to the Vendor’s knowledge, threatened against any of the Voyageur Group Companies under the Relevant Documents and, to the Vendor’s knowledge, no person is entitled to make, or has threatened to make, a claim against any of the Voyageur Group Companies in respect of any representation, breach of condition or warranty or other express or implied term relating to any of the Relevant Documents and no matter exists that would or might enable a person other than the Voyageur Group Companies to make such a claim or raise a set-off, deduction, withholding or counterclaim in any action for breach of any Relevant Document or otherwise give any person other than the Voyageur Group Companies the right to withhold or delay payment of any sum due from it under the terms of the Relevant Document or the performance of any of its obligations thereunder;

(xii)	so far as the Vendor is aware, no person (other than the parties to the Relevant Documents) has any rights (including any Security Interests) in respect of any such Transaction Documents or the assets the subject thereof;

(xiii)	the execution of this Agreement by the Vendor and the exercise of its rights and performance of its obligations under the Agreement does not constitute and will not result in any breach of any Relevant Document or other agreement or treaty to which the Vendor or any Voyageur Group Company is a party;

(xiv)	the obligations expressed to be assumed by the Vendor in this Agreement are legal and valid obligations, binding on them in accordance with the terms of this Agreement and no limit on any of their powers will be exceeded as a result of the transaction contemplated by this Agreement or the performance by the Vendor, of its obligations herein; and

(xv)	so far as the Vendor is aware, no Insolvency Event has occurred in relation to any third party to any Relevant Documents.

(c)	No powers of attorney

There are in force no powers of attorney given by any of the Voyageur Group Companies nor any other authority (express, implied or ostensible) given by any of the Voyageur Group Companies to or in favour of any person (as agent or otherwise) to enter into any agreement, contract or commitment or to do anything on their behalf except as set out in the Disclosure Schedule. The Disclosure Schedule sets out details of all persons who have authority to bind the Voyageur Group Companies in the ordinary course of their business.

(d)	Change of control

Neither the sale of the Interests hereunder nor any change in the management of the Voyageur Group Companies as a result of this Agreement will:

(i)	entitle any person to modify or terminate any Relevant Document or other arrangement with any of the Voyageur Group Companies;

Schedule 3 : Warranties and Representations as of the Closing Date

(ii)	result in the breach by any of the Voyageur Group Companies under any of the terms, conditions or provisions of any Relevant Document or other instrument to which the relevant Voyageur Group Company is a party;

(iii)	result in any present or future Indebtedness becoming due and payable or capable of being declared due and payable prior to its stated maturity; or

(iv)	entitle any person to receive from any of the Voyageur Group Companies any finder’s fee, brokerage or other commission in connection with the sale of the Interests.

(e)	Offers and tenders

No offer or tender or similar arrangement given or made by any of the Voyageur Group Companies is capable of giving rise to an agreement solely by the unilateral act of any person other than the Voyageur Group Companies.

(f)	Joint Ventures etc

None of the Voyageur Group Companies are or have agreed to, act or carry on business in partnership with any other person and are or have agreed to act or become a member of any joint venture, consortium, corporate or unincorporated body, association or undertaking.

(g)	Competition/Anti-trust

None of the Voyageur Group Companies is party to any practice, arrangement or agreement that infringes or is likely to require registration or notification under any relevant anti-trust or competition law.

(h)	Restrictive practices

None of the Voyageur Group Companies is or has been a party to any agreement, arrangement, understanding or practice restricting the freedom of any of the Voyageur Group Companies to carry on the whole or any part of their business in any place in such manner as they think fit or to provide or take goods and/or services by such means and from and to such persons and into or from such places as they may from time to time think fit and/or to compete in any area or in any field or with any person.

(i)	Directors or Officers

The management of the Company is vested exclusively in its members. The Vendor is, and the Purchaser shall be upon the Closing, the sole member of the Company with, in its capacity as sole member, authority to make all decisions and take all actions for the Company as, in its sole discretion, it shall deem necessary and appropriate to enable the Company to carry out any lawful activity, including but not limited to carrying on the acquisition, ownership, operation and disposition of oceangoing vessels. Notwithstanding its authority to do so as sole member of the Company, the Vendor has not appointed or elected any individuals to officer positions of the Company.

Schedule 3 : Warranties and Representations as of the Closing Date

4	Financial Arrangements

(a)	Indebtedness

Save as Disclosed, none of the Voyageur Group Companies have outstanding nor have they incurred or agreed to incur any Indebtedness (including, without limitation, any indebtedness for moneys borrowed or raised under any acceptance credit, bond, rate, bill of exchange or commercial paper, finance lease, hire purchase agreement, trade bills, forward sale or purchase agreement or conditional sale agreement or other transaction having the commercial effect of a borrowing).

(b)	Financing Arrangements

The sale by the Vendor and the purchase by the Purchaser of the Interests are subject to the Financing Arrangements. No Event of Default or Potential Event of Default (as each of those terms are defined in the Facility Agreement) has occurred.

(c)	Loans by the Voyageur Group Companies

None of the Voyageur Group Companies have made any loans to the Vendor, any Vendor Group Companies or any third party.

(d)	Debts

None of the Voyageur Group Companies have factored any of its debts. There are no debts owing to any of the Voyageur Group Companies.

(e)	No guarantee or Security Interests

Save as Disclosed, no guarantee or Security Interest has been given or entered into by any of the Voyageur Group Companies or any third party in respect of Indebtedness or other obligations of any of the Voyageur Group Companies and no guarantee or Security Interest has been given or entered into by any of the Voyageur Group Companies in respect of any other person.

(f)	No indemnities given by any of the Voyageur Group Companies

None of the Voyageur Group Companies is responsible (including on a contingent basis) for the indebtedness, or for the default in the performance of any obligation, of any person nor are they party to any option or pre-emption right or any guarantee, suretyship or any other obligation (whatever called) to pay, purchase or provide funds (whether by advance of money, the purchase of or subscription for shares or other securities or the purchase of assets or services or otherwise) for the payment of, or as an indemnity against the consequence of default in the payment of, any indebtedness of any person.

(g)	Bank accounts

Details of all bank accounts of each of the Voyageur Group Companies, and particulars of the balances of all the Voyageur Group Companies’ bank accounts as at a date not more than 2 (two) Business Days before the date of this Agreement, have been disclosed to the Purchaser, and the Voyageur Group Companies have no other bank accounts. Since the date of such particulars, there have been no material payments out of any such bank accounts, except for routine payments in the ordinary course of business consistent with past practices.

Schedule 3 : Warranties and Representations as of the Closing Date

5	Assets, Liabilities and other Arrangements

(a)	No other assets and liabilities

The Voyageur Group Companies have no assets other than the Vessel and the Voyageur Group Companies have no liabilities other than those arising in connection with the Transaction Documents and as set forth in the Disclosure Schedule and, save for its obligations under the Transaction Documents, there are no agreements or arrangements to which any of the Voyageur Group Companies is a party that increase the obligations of any of the Voyageur Group Companies under the Transaction Documents or that create or include any other obligation that might be binding on any of the Voyageur Group Companies.

(b)	Business activity

The only business activity of the Voyageur Group Companies since incorporation or formation has been the acquisition, ownership, chartering and operation of the Vessel.

6	Properties

The Voyageur Group Companies do not own, occupy or use any real property other than leased offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM08, Bermuda.

7	Insurance

The Voyageur Group Companies maintain the policies of insurance listed in the Disclosure Schedule and attached to the Disclosure Schedule, each of which is in full force and effect and, to the Vendor’s knowledge, not subject to being avoided for any reason.

8	Litigation and other Disputes

(a)	No proceedings

None of the Voyageur Group Companies are, and, to the Vendor’s knowledge, no director or officer of any of the Voyageur Group Companies(in relation to the affairs of any Voyageur Group Company or, if resolved in a manner adverse to such director or officer, could result in a materially adverse effect on the Voyageur Group Companies’ business) is, engaged in or a party to any dispute, litigation, arbitration, prosecution or other legal proceedings or in any proceedings or hearings before any statutory or governmental body, department, board or agency, nor are any of the foregoing pending or, to the Vendor’s knowledge, threatened or expected either against or by any of the Voyageur Group Companies, and, to the Vendor’s knowledge, there is no fact or circumstance or any other form of written demand in existence that might give rise to the same, or form the basis of any criminal prosecution against any of the Voyageur Group Companies.

(b)	No orders or judgements

There is no order, decree or judgement of any court, tribunal or any governmental agency of any country outstanding against any of the Voyageur Group Companies or, to the Vendor’s knowledge, any person for whose acts any of the Voyageur Group Companies may be vicariously liable, and, to the Vendor’s knowledge, there are no circumstances likely to give rise to vicarious liability of any of the Voyageur Group Companies, and no injunction has been granted against any of the Voyageur Group Companies.

Schedule 3 : Warranties and Representations as of the Closing Date

(c)	No unlawful acts

None of the Voyageur Group Companies has committed, or been prosecuted for, any breach of a statutory or regulatory duty or any tortious or other criminal or unlawful or unauthorised act that could reasonably be expected to lead, or has led, to a claim for damages or an injunction or other order of a court or tribunal of competent jurisdiction being made against it, and there are no circumstances likely to give rise to such a breach or act.

9	Compliance with Legal Requirements

(a)	Compliance by Voyageur Group Companies

Each of the Voyageur Group Companies has, so far as the Vendor is aware, complied and is continuing to comply in all material respects with all relevant legislation and regulations and guidelines in any part of the world applicable to it and/or its business and/or its assets.

(b)	Ultra vires

Each of the Voyageur Group Companies is empowered and duly qualified to carry on business in all jurisdictions in which its present business is now carried on and has not entered into any ultra vires transaction.

(c)	Returns

All returns, particulars, resolutions and other documents required to be filed with or delivered to the relevant authorities in the Republic of the Marshall Islands, Norway and Scotland by the relevant Voyageur Group Company have been properly prepared and so filed or delivered.

(d)	Governing Documents of the Voyageur Group Companies

The governing documents of, and all resolutions passed by, the Voyageur Group Companies and all other legal requirements concerning the Voyageur Group Companies have been complied with. Copies of the governing documents of each of the Voyageur Group Companies have been provided to the Purchaser, which are complete and accurate in all material respects, have attached thereto or incorporated therein copies of all resolutions and other documents required by law to be so attached or incorporated, and fully set out the rights and restrictions attaching to the Interests and the Subsidiaries Interests.

(e)	Books and records

The statutory books (including all registers and minute books whether electronic or otherwise), books of account and other statutory records of each of the Voyageur Group Companies have been properly and accurately written up or maintained in accordance with all applicable laws and are up to date (but not including the date of the Agreement) and comprise complete and accurate records of all information required to record therein other than to the extent that they are not material to the business of any of the Voyageur Group Companies. None of the Voyageur Group Companies have received any notice or allegation that any of the statutory books, books of accounts or other records of whatsoever kind of any of the Voyageur Group Companies are inaccurate or incomplete or should be rectified.

Schedule 3 : Warranties and Representations as of the Closing Date

(f)	Name of Voyageur Group Companies

Each of the Voyageur Group Companies does not use or otherwise carry on business under any name other than its full corporate name. Each of the Voyageur Group Companies has the full right to use its corporate name without restriction, and the Company and the Vendor are not aware of any actual or threatened challenge to the use of that name in respect of the business of each of the Voyageur Group Companies or any claim that any such use infringes any rights of any third party.

(g)	Consents and licences

Each of the Voyageur Group Companies holds any and all licences (including statutory licences), permissions, authorisations, consents, registrations and exemptions required by such Voyageur Group Company for the operation of its business as now carried on, and, to the Vendor’s knowledge, none of these is subject to revocation or cancellation for any reason.

(h)	No penalties or fines

None of the Voyageur Group Companies nor any of their officers (or agents during the course of their duties) have committed or omitted to do any act or thing that has given or could give rise to a material claim, fine, penalty or other liability, at law or in equity, in respect of the physical or environmental condition of any of their fixed or moveable assets, real property or products.

(i)	No investigations and inquiries.

No investigations, inquiries or reviews by or on behalf of any governmental or other body in respect of any Voyageur Group Company or its business or assets are pending or, to the Vendor’s knowledge, in existence or have been conducted or threatened, and there are no circumstances that might give rise to such investigation, inquiry or review.

10	Employment

None of the Voyageur Group Companies have or have ever had any employees and there are no arrangements (written or otherwise) under which remuneration or benefit or other sum whatsoever is paid or given to any person (including any officer or consultant of the Voyageur Group Companies) other than as Disclosed.

11	Taxation

(a)	Tax Residence.

(i)	The Company has always been resident in Bermuda for the purposes of Taxation, and has not been resident in any other country for the purposes of Taxation or treated as so resident for the purposes of any double taxation agreement.

(ii)	The Company has not traded through a branch, agency or permanent establishment situated outside Bermuda.

(iii)	No circumstances exist whereby a person not resident in Bermuda is assessable and chargeable to tax in the name of the Company.

(iv)	To the best of the Vendor’s knowledge, the Subsidiary has always been resident in Scotland for the purposes of Taxation, and has not been resident in any other country for the purposes of Taxation or treated as so resident for the purposes of any double taxation agreement.

Schedule 3 : Warranties and Representations as of the Closing Date

(b)	Disclosures, Notices, Returns, Clearances and Records.

(i)	All notices, reports, disclosures, accounts, computations, statements, assessments, registrations, de-registrations and any other information that ought to have been made or supplied by or in respect of any of the Voyageur Group Companies for any Taxation purposes have been made or supplied on a proper basis, were punctually submitted, were accurate and complete when submitted and remain accurate and complete and are not the subject of any dispute, enquiry or investigation with any Taxation Authority, and, to the Vendor’s knowledge, there are no present circumstances that are likely to give rise to any such dispute, enquiry or investigation.

(ii)	No action has been taken by any of the Voyageur Group Companies in respect of which any consent or clearance from any Taxation Authority was required except in circumstances where such consent or clearance was validly obtained, and no conditions were attaching thereto.

(iii)	Each of the Voyageur Group Companies has made and submitted each claim, disclaimer, election, notice and consent to have been made and submitted, and details of all such claims, disclaimers, elections, notices and consents are set forth in the Disclosure Schedule.

(iv)	None of the Voyageur Group Companies has ever been subject to any enquiry, visit, audit, investigation or discovery order by any Taxation Authority nor, to the Vendor’s knowledge, are there any circumstances existing that make it likely that any such enquiry, visit, audit, investigation or discovery order will be made in the next 12 months.

(v)	The Disclosure Schedule sets out details of all notices given by any Taxation Authority to or in relation to the Voyageur Group Companies, the provisions of which remain in force.

(vi)	Each of the Voyageur Group Companies has sufficient records relating to past events to permit accurate calculation of the Taxation liability or relief that would arise upon a disposal or realisation on completion of each asset owned by the relevant Voyageur Group Company before Closing.

(vii)	Except as set out in the Disclosure Schedule, the Voyageur Group Companies’ Taxation affairs are not dependent on or subject to any concession, agreement or other formal or informal arrangement with any Taxation Authority.

(c)	All Tax Paid

(i)	All Taxation for which any of the Voyageur Group Companies is liable and that ought to have been paid has been paid on a timely basis to the appropriate Taxation Authority.

(ii)	None of the Voyageur Group Companies has paid, within the three years ending on the date of this Agreement, nor will become liable to pay, any interest, penalty, fine or surcharge to any Taxation Authority.

(iii)	None of the Voyageur Group Companies has received from any Taxation Authority (nor has subsequently repaid to or settled with that Taxation Authority) any payment to which it was not entitled or any notice in which its liability to Taxation was understated.

Schedule 3 : Warranties and Representations as of the Closing Date

(d)	Stamp Duty

All documents that are in the possession of any of the Voyageur Group Companies or under its control or to which any of the Voyageur Group Companies is a party and that attract stamp duty have been properly stamped, and each of the Voyageur Group Companies has duly paid all stamp duty to which it is, has been or may be made liable, and there is no liability for any penalty in respect of such duty nor, to the Vendor’s knowledge, are there any circumstances or transactions to which any of the Voyageur Group Companies is or has been a party, which may result in any of the Voyageur Group Companies becoming liable for any such penalty.

(e)	U.S. Tax Classification

Each of the Voyageur Group Companies is classified for United States federal income tax purposes as a disregarded entity pursuant to Treas. Reg. Section 301.7701-3. Neither the Vendor nor any of the Voyageur Group Companies will take any action to change the U.S. federal income tax classification of the Voyageur Group Companies.

12	Miscellaneous

(a)	No broker’s fees

No one is entitled to receive from any of the Voyageur Group Companies any finder’s fee, brokerage, or other commission in connection with the purchase of the Interests.

(b)	Effect of entering into this Agreement

Compliance with the terms of this Agreement or Closing does not and will not:

(i)	conflict with or result in the breach of or constitute a default under any of the terms, conditions or provisions of:

(A)	any agreement or instrument to which any of the Voyageur Group Companies is now a party, including the Transaction Documents; or

(B)	any Voyageur Group Company’s governing documents or give rise to or cause to become exercisable any right of pre-emption or right of first refusal; or

(C)	any loan to or mortgage created by any Voyageur Group Company or any lien, lease, order, judgment, award, injunction, decree, ordinance or regulation or any other restriction of any kind or character to which any property of any Voyageur Group Company is subject or by which any Voyageur Group Company is bound;

(ii)	result in any present or future Indebtedness becoming due or capable of becoming due and payable prior to its stated maturity;

(iii)	relieve any other party to an agreement or arrangement with any of the Voyageur Group Companies, including the Transaction Documents, of its obligations thereunder (whether contractual or otherwise) or enable it to vary or terminate its rights or obligations thereunder or determine any right or benefit enjoyed by any of the Voyageur Group Companies or to exercise any right, whether under an agreement with, or otherwise in respect of, any of the Voyageur Group Companies;

(iv)	result in the creation or imposition of any Security Interest on any assets of any Voyageur Group Company;

Schedule 3 : Warranties and Representations as of the Closing Date

(v)	cause any of the Voyageur Group Companies to lose the benefit of any right or privilege it presently enjoys;

(vi)	cause any person who normally does business with any Voyageur Group Company not to continue to do so on the same basis as previously; or

(vii)	cause any licence or authority necessary or desirable for the continuation of the relevant Voyageur Group Company’s respective business to be determined or not renewed or continued or renewed on less favourable terms.

(c)	Accurate information provided

All information given by the Vendor or any Vendor Group Companies or officials or professional advisers of any of the Voyageur Group Companies or the Vendor to any of the directors, officials or professional advisers of the Purchaser in the course of negotiations leading to this Agreement, taken as a whole, was, when given, and remains and will at Closing be true and accurate in all material respects, and there is no matter or fact that has not been disclosed to the Purchaser that renders any such information untrue or misleading in any material respect.

(d)	Disclosure Schedule etc accurate

All information contained in the Disclosure Schedule is true, complete and accurate in all respects and nothing has been omitted and, there is no matter or fact, which renders any such information untrue, inaccurate, incomplete or misleading in any material respect.

(e)	All information disclosed

All information relating to the Voyageur Group Companies that the Vendor knows or should reasonably know and that is material to be known by the Purchaser in the context of the sale of the Interests has been disclosed to the Purchaser and, to the best of the knowledge, information and belief of the Vendor, there are no other facts or matters undisclosed to the Purchaser that could reasonably be expected to have a material adverse effect on the Voyageur Group Companies or the Interests.

13	Insolvency

(a)	No Insolvency event

No Insolvency Event has occurred in relation to any of the Voyageur Group Companies and no events or circumstances have arisen that entitle or could entitle any person to take any action, appoint any person, commence proceedings or obtain any order instigating an Insolvency Event.

14	The Vessel

(a)	Vessel Commitments

In relation to the Vessel:

(i)	the Vessel is properly registered in the name of Voyageur LLC under and pursuant to the flag and law of the Bahamas and all fees due and payable in connection with such registration have been paid;

Schedule 3 : Warranties and Representations as of the Closing Date

(ii)	the Vessel is entered with Det Norske Veritas (or another classification society of like standing) and has the highest classification rating issued by such society for a vessel of the type, age and class of the Vessel;

(iii)	other than as Disclosed, the Vessel is in class without any recommendations or notation as to class or other requirement of the relevant classification society, and if the Vessel is in a port, it is in such condition that it cannot be detained by any port state authority or the flag state authority for any deficiency;

(iv)	the Vessel is owned free of all maritime liens, encumbrances and mortgages except those that have been Disclosed in the Disclosure Schedule and accepted by the Purchaser and the terms of any charters that continue beyond the Closing Date, mortgages and loan documents do not prohibit the sale of the Voyageur Group Companies;

(v)	the Vessel has been maintained in a proper and efficient manner in accordance with internationally accepted standards for good ship maintenance, is in good operating order, condition and repair and is seaworthy and all repairs made to the Vessel during the last two years and all known scheduled repairs due to be made and all known deficiencies have been Disclosed in the Disclosure Schedule;

(vi)	the Vessel is not:

(A)	under arrest or otherwise detained;

(B)	other than in the ordinary course of business, in the possession of any person (other than her master and crew) or subject to a possessory lien; or

(C)	other than in the ordinary course of business, subject to any other lien;

(vii)	the Vessel complies in all material respects with all laws, the requirements of any government agency having jurisdiction over the Vessel, the provisions of all international conventions and the provisions of the rules and regulations issued under international conventions applicable to that Vessel;

(viii)	the Vessel is supplied with valid and up-to-date safety, safety construction, safety equipment, radio, loadline, health, tonnage, trading and other certificates or documents as may for the time being be prescribed by the law of the flag of the Vessel or of any other pertinent jurisdiction, or that would otherwise be deemed necessary by a shipowner acting in accordance with internationally accepted standards for good ship management and operations;

(ix)	no blacklisting or boycotting of any description whatsoever has been applied or currently exists against or in respect of the Vessel; and

(x)	the Vessel has been delivered to and accepted on an unconditional basis by the Charterer for service under and in accordance with the terms and conditions of the Charter and no Event of Default (as that term is defined in the Charter) has occurred.

Schedule 4 : The Vessel

Schedule 4

The Vessel

Vessel	“Voyageur Spirit”

Built	2008

Yard	Yanti, PR of China

Class	DNV

Flag	Bahamas

Place of Registration	Nassau

Call sign	C6WO9

IMO (Registration) No.	9390977

Schedule 5 : The Consideration Formula

Schedule 5

The Consideration Formula

Fair Market Value of Vessel, E.ON Contracts and Facility Agreement	US$	540,000,000
Less Voyageur Group Companies’ debt outstanding under Facility Agreement on Closing Date	US$	230,000,000
Less Equity Consideration	US$	40,000,000	*
Equals Cash Consideration:	US$	270,000,000	**

*	TOO units to be priced at the offer price to the public in the Equity Offering
**	Includes $90,000,000 to be drawn by the Company upon its transfer to the Purchaser under the terms of an upsized loan facility with ING Bank; and $160,000,000 to be raised by the Purchaser in the Equity Offering

EXECUTION PAGE

Executed by TEEKAY CORPORATION acting by Peter Evensen, its President and Chief Executive Officer	) ) ) )	By:	/s/ Peter Evensen

Executed by TEEKAY OFFSHORE PARTNERS L.P. acting by its General Partner, Teekay Offshore Operating GP L.L.C. acting by Peter Evensen, its Chief Executive Officer and Chief Financial Officer	) ) ) ) ) )	By:	/s/ Peter Evensen